Continental Energy Corporation	Computershare 9th floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General and Special Meeting to be held on January 25, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.

This proxy should be signed in the exact manner as the name appears on the proxy.

4.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

To Vote Using the Telephone (Only available within Canada and U.S.)	To Vote using the Internet

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Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

1-866-732-VOTE (8683)

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Proxy Instructions must be received by 10:00 am, Pacific Time, on January 23, 2006.

- Go to the following web site: www.computershare.com/ca/proxy - Proxy Instructions must be received by 10:00 am, Pacific Time, on January 23, 2006.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER

HOLDER ACCOUNT NUMBER

ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 10:00 am, Pacific Time, on January 23, 2006

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Continental Energy Corporation (the "Company") hereby appoints:  James D. Eger, a Director of the Company, or failing this person, Richard L. McAdoo, President and a Director of the Company,

OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.	____________________________

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Continental Energy Corporation to be held at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia on January 25, 2006 at 10:00 AM (Pacific Time) and at any adjournment thereof.

1. Election of Directors

	For	Withhold
01. To elect as a Director, Mr. Richard L. McAdoo	_____	_____
02. To elect as a Director, Mr. James D. Eger	_____	_____
03. To elect as a Director, Mr. Paul L. Hayes, Jr.	_____	_____
04. To elect as a Director, Mr. David T.W. Yu	_____	_____

2. Appointment of Auditors
To appoint STALEY OKADA & PARTNERS as Auditors of the Company for the ensuing year and authorize the Directors to fix the auditors' remuneration.	For _____	Withhold _____

Resolutions Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

		For	Against			For	Against
3	To ratify, approve and adopt a new Stock Option Plan as policy for granting incentive stock options.	_____	_____	6	To approve a petition by the Company of British Columbia courts to reduce the Company's paid up share capital up to the amount of $20,796,667 or whatever other amount the court may allow.	_____	_____
4	To change the date of the Company's fiscal year end from 31 July to 30 June, commencing in 2006.	_____	_____	7	To confirm, ratify and approve grants of stock options awarded by the Directors during the preceding year.	_____	_____
5	To amend the Company's Articles as described in the Information Circular.	_____	_____	8	To confirm, ratify and approve all acts, deeds and things done by and the proceedings of the Directors and the officers of the Company on behalf of the Company during the preceding year.	_____	_____

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

____________________	____________________
Date